Exhibit 12.1
Forest City Enterprises, Inc.
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends
(dollars in thousands)

	Nine Months Ended	Eleven Months Ended	Fiscal Years Ended January 31,

	September 30, 2014	December 31, 2013	2013	2012	2011	2010
Earnings (in thousands):
Earnings (loss) from continuing operations before income taxes (excluding equity in earnings of unconsolidated entities and noncontrolling interest adjustment)	$(224,450)	$(147,488)	$(79,747)	$(117,386)	$202,938	$8,765

Adjustments to earnings:
Interest incurred, net of capitalized interest	184,455	297,057	276,491	263,974	321,170	352,454
Amortization of loan procurement costs	5,967	8,375	10,966	10,765	10,252	12,193
Previously capitalized interest amortized into earnings	10,074	12,852	12,234	11,883	16,469	14,884
Cash distributions from unconsolidated entities	59,217	64,346	261,344	97,048	105,195	93,968
Portion of rents representative of interest factor	2,394	2,772	5,136	4,725	8,017	11,097

Earnings, as adjusted	$37,657	$237,914	$486,424	$271,009	$664,041	$493,361

Fixed charges (in thousands):
Interest expensed	$184,455	$297,057	$276,491	$263,974	$321,170	$352,454
Interest capitalized	16,559	16,693	96,094	193,448	172,664	112,887
Amortization of loan procurement costs	5,967	8,375	10,966	10,765	10,252	12,193
Portion of rents representative of interest factor	2,394	2,772	5,136	4,725	8,017	11,097

Total fixed charges	$209,375	$324,897	$388,687	$472,912	$512,103	$488,631

Preferred Dividend Requirements	-	302	21,334	25,156	19,287	-

Total Fixed Charges and Preferred Dividends	$209,375	$325,199	$410,021	$498,068	$531,390	$488,631

Ratio of earnings to fixed charges (1)(2)	(3)	(4)	1.25	(5)	1.30	1.01

Ratio of earnings to combined fixed charges and preferred dividends (1)(2)	(3)	(4)	1.19	(5)	1.25	1.01

(1)
Included in earnings from continuing operations are non-cash charges related to depreciation and amortization of $169.8 million, $273.1 million, $212.3 million, $192.0 million, $209.9 million and $232.2 million for the nine months ended September 30, 2014, the eleven months ended December 31, 2013 and the fiscal years ending January 31, 2013, 2012, 2011 and 2010, respectively. Depreciation and amortization reduce earnings from continuing operations, but does not impact our ability to cover our fixed charges.

(2)
Included in earnings from continuing operations are non-cash charges related to impairment of real estate of $130.8 million, $421.4 million, $46.5 million, $115.9 million, $4.8 million and $5.4 million for the nine months ended September 30, 2014, the eleven months ended December 31, 2013 and the fiscal years ending January 31, 2013, 2012, 2011 and 2010, respectively. Impairment of real estate reduces earnings from continuing operations, but does not impact our ability to cover our fixed charges.

(3)
For the nine months ended September 30, 2014 the ratios were deficient of achieving a 1:1 ratio by $171.7 million for the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred dividends.

(4)
For the 11 months ended December 31, 2013 the ratios were deficient of achieving a 1:1 ratio by $87.0 million and $87.3 million for the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred dividends, respectively.

(5)
For the fiscal year ended January 31, 2012, the ratios were deficient of achieving a 1:1 ratio by $201.9 million and $227.1 million for the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred dividends, respectively.